Exhibit 99.4

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Ballot for the Annual General Meeting

Held on December 27, 2012

(or any adjourned or postponed meeting thereof)

I/We                      of                     , being the registered holder of                      common shares 1, par value US$0.0001 per share, of NQ Mobile Inc. (the “Company”), hereby cast my ballot as follows:

No.	RESOLUTION	FOR[2]	AGAINST [2]	ABSTAIN [2]
1.	The resolutions as set out in Item 1 of the Notice of Annual General Meeting regarding the approval, confirmation and ratification of the appointment of certain directors to the board of the Company and the change in the composition of board committees of the Company as previously approved by the board.

Signature(s)[3]

[1]

Please insert the number and class (i.e., Class A or Class B) of common shares registered in your name(s) to which this proxy relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[3]

This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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